                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               STEVEN MADDEN, LTD.
                               -------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    556269108
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 13, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f),  or 13d-1(g),  check the following
box: |_|.

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Barington Companies Equity Partners, L.P.           13-4088890
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  288,937
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              288,937                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              288,937
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.21%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Barington Companies Investors, LLC             13-4126527

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  288,937
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              288,937                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              288,937
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.21%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        James Mitarotonda
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  337,472
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              337,472                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              337,472
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.58%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  48,535
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              48,535                                           -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              48,535
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.37%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Barington Companies Advisors, LLC                        20-0327470
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  48,535
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              48,535                                           -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              48,535
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.37%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Barington Capital Group, L.P.                          13-3635132

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  337,472
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              337,472                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              337,472
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.58%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          LNA Capital Corp.                            13-3635168

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  337,472
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              337,472                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              337,472
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.58%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Parche, LLC                                20-0870632

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  105,496
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              105,496                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              105,496
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.81%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Admiral Advisors, LLC                       37-1484525
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  659,348
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              659,348                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              0O
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Ramius Capital Group, LLC                     13-3937658

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  659,348
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              659,348                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              0O
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          C4S & Co., LLC                           13-3946794
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  659,348
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              659,348                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              0O
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Starboard Value & Opportunity Fund, LLC               37-1484524
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  553,852
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              553,852                                          -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                             -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              553,852
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              4.24%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              0O
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Peter A. Cohen
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  none
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        659,348
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              none                                             -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              659,348                                          -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Morgan B. Stark
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  none
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        659,348
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              none                                             -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              659,348                                          -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jeffrey M. Solomon
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  none
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        659,348
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              none                                             -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              659,348                                          -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Thomas W. Strauss
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  none
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        659,348
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              none                                             -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              659,348                                          -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              659,348
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.05%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          RJG Capital Partners, LP                      20-0133443
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  8,600
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              8,600                                            -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                            -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              8,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.066%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          RJG Capital Management, LLC                    20-0027325
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  8,600
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              8,600                                            -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                            -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              8,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.066%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1         NAME OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Ronald Gross
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
NUMBER OF        7      SOLE VOTING POWER
SHARES
BENEFICIALLY                  8,600
OWNED BY       -----------------------------------------------------------------
EACH                   8      SHARED VOTING POWER
REPORTING
PERSON                        none
WITH           ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                              8,600                                            -
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                              none                                            -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                              8,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.066%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                              IN
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and restates the Schedule 13D filed with the
Securities and Exchange Commission on July 30, 2004, as amended by that certain
Amendment No. 1 filed on November 12, 2004 and that certain Amendment No. 2 filed on November 18, 2004 (together, the "Statement"), by and on behalf of
Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC,
James Mitarotonda, Barington Companies Offshore Fund, Ltd. (BVI), Barington
Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp.,
Parche, LLC, Starboard Value & Opportunity Fund, Admiral Advisors, LLC, Ramius
Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M.
Solomon, Thomas W. Strauss, LLC, RJG Capital Partners, LP, RJG Capital
Management, LLC and Ronald Gross with respect to the common stock, par value
$0.0001 per share, of Steven Madden, Ltd., a Delaware corporation.

Item 1.     SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $0.0001 per share
(the "Common Stock"), of Steven Madden, Ltd., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at 52-16
Barnett Avenue, Long Island City, New York 11104.

Item 2.     IDENTITY AND BACKGROUND.

     (a) - (c) This statement is being filed by Barington Companies Equity
Partners, L.P. ("Barington LP"), Barington Companies Investors, LLC ("Barington
Investors LLC"), James Mitarotonda, Barington Companies Offshore Fund, Ltd.
(BVI) ("Barington Offshore"), Barington Companies Advisors, LLC ("Barington
Advisors LLC"), Barington Capital Group, L.P. ("Barington Capital LP"), LNA
Capital Corp. ("LNA"), Parche, LLC ("Parche"), Starboard Value & Opportunity
Fund, LLC ("Starboard"), Admiral Advisors, LLC ("Admiral"), Ramius Capital
Group, LLC ("RCG"), C4S & Co., LLC ("C4S"), Peter A. Cohen, Morgan B. Stark,
Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, LP ("RJG LP"), RJG
Capital Management, LLC ("RJG LLC") and Ronald Gross (each, a "Reporting Entity"
and, collectively, the "Reporting Entities").

     As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 1,005,420 shares of Common Stock, representing approximately 7.7% of the shares of Common Stock presently outstanding.

     Barington LP is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington LP is 888 Seventh
Avenue, 17th Floor, New York, New York 10019.

     Barington Offshore is a limited company organized under the laws of the
British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Offshore is c/o Bison Financial Services Ltd., Bison Court,
Road Town, Tortola, British Virgin Islands. The officers and directors of
Barington Offshore and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

     The general partner of Barington LP is Barington Investors LLC. Barington
Investors LLC is a Delaware limited liability company formed to be the general partner of Barington LP. The address of the principal offices of Barington
Investors LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James
Mitarotonda is the Managing Member of Barington Investors LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh
Avenue, 17th Floor, New York, New York 10019.

     Barington Investors LLC is a majority-owned subsidiary of Barington Capital
LP. Barington Capital LP is a New York limited partnership engaged in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of
Barington Capital LP is 888 Seventh Avenue, 17th Floor, New York, New York
10019.

     Barington Capital LP is also the Managing Member of Barington Advisors LLC, the investment advisor of Barington Offshore, which has voting power with respect to the shares owned by Barington Offshore. Barington Advisors LLC is a
Delaware limited liability company formed to be the investment advisor of
Barington Offshore. The address of the principal offices of Barington Advisors
LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

     The general partner of Barington Capital LP is LNA. LNA is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P.
The address of the principal business and principal offices of LNA is: c/o
Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New
York 10019. James Mitarotonda is the sole stockholder and director of LNA. The officers of LNA and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

     Each of Starboard and Parche is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard and Parche is 666 Third
Avenue, 26th Floor, New York, New York 10017.

     The Managing Member of each of Starboard and Parche is Admiral, a Delaware limited liability company formed to be the managing member of Parche and
Starboard. The address of the principal offices of Admiral is 666 Third Avenue,
26th Floor, New York, New York 10017. The sole member of Admiral is RCG. RCG is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of RCG is 666 Third Avenue, 26th Floor, New
York, New York 10017. The Managing Member of RCG is C4S, a Delaware limited liability company formed to be the managing member of RCG. The address of the principal offices of C4S is 666 Third Avenue 26th Floor, New York, New York
10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W.
Strauss is a Managing Member of C4S. The business address of each of Messrs.
Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New
York 10017.

     RJG LP is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG LP is 11517 West Hill Drive, North
Bethesda, Maryland 20852.

     The general partner of RJG LP is RJG LLC. RJG LLC is a Delaware limited liability company formed to be the general partner of RJG LP. The address of the principal offices of RJG LLC is 11517 West Hill Drive, North Bethesda, Maryland
20852. Ronald Gross is the Managing Member of RJG LLC. The business address of
Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North
Bethesda, Maryland 20852.

     (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each natural person identified in Item 2 is a citizen of the United
States.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the filing date of the original Statement, the amount of the funds expended for all purchases of Common Stock by the Reporting Entities was approximately $4,906,534.26 by Barington LP, $670,012.68 by Barington Offshore,
$1,525,369.40 by Parche, $8,056,102.87 by Starboard and $165,861.22 by RJG LP.

     Since the filing of the original Statement and as of the filing date of
Amendment No. 1 to the Statement, the Reporting Entities purchased an aggregate of 155,700 shares of Common Stock. The amount of the funds expended for such purchases was approximately $580,316.14 by Barington LP, $149,658.04 by
Barington Offshore, $326,640.72 by Parche and $1,714,872.85 by Starboard.

     Since the filing of Amendment No. 1 to the Statement and as of the filing date of Amendment No. 2 to the Statement, the Reporting Entities purchased an aggregate of 37,000 shares of Common Stock. The amount of funds expended for such purchases was approximately $85,259.50 by Barington Offshore, $88,286.72 by
Parche and $463,505.28 by Starboard.

     As of the filing date of this Amendment No. 3 to the Statement, the aggregate amount of the funds expended for all purchases of Common Stock by the
Reporting Entities was approximately $5,486,850.40 by Barington LP, $904,930.22 by Barington Offshore, $1,940,296.84 by Parche, $10,234,481 by Starboard and
$165,861.22 by RJG LP.

     All purchases of Common Stock by the Reporting Entities were made in open market transactions as described in the Schedules attached to the original
Statement, and the amendments thereto, except as otherwise provided below. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     Certain shares reported in the Statement as owned by Parche were acquired in private transactions with various transferors for which RCG or an affiliate serves as the investment manager, the managing member, or the managing member of the investment manager. Parche acquired from such transferors an aggregate of

59,444 shares of Common Stock on July 20, 2004 at a per share price of $19.00, equal to the last reported sales price on the NASDAQ National Market System on the date the transaction was completed, or an aggregate of $1,129,436. RCG is the sole member of Admiral, which is the managing member of each of Starboard and Parche. The total of 59,444 shares transferred to Parche were initially acquired by the transferors for an aggregate of $1,138,572.26 (excluding commissions and other execution related costs). Such transferors had, within the
60 days prior to the filing of the Statement, effected the following transactions in the Common Stock: 6/25/04 purchased 2,667 shares at a price per share of $19.4691; 7/1/04 purchased 3,285 shares at a price per share of
$19.7835; 7/2/04 purchased 512 shares at a price per share of $19.7756; 7/6/04 purchased 1,200 shares at a price per share of $19.6035; 7/7/04 purchased 400 shares at a price per share of $19.5484; 7/8/04 purchased 1,200 shares at a price per share of $19.4420; 7/12/04 purchased 295 shares at a price per share of $19.5060; 7/13/04 purchased 480 shares at a price per share of $19.6910;
7/14/04 purchased 3,120 shares at a price per share of $19.9434; 7/15/04 purchased 7,088 shares at a price per share of $19.7000; 7/15/04 purchased 376 shares at a price per share of $19.6689; 7/16/04 purchased 4,000 shares at a price per share of $18.9000; 7/16/04 purchased 9,882 shares at a price per share of $19.2310; 7/19/04 purchased 6,120 shares at a price per share of $18.4187;
7/20/04 purchased 1,836 shares at a price per share of $18.9595; 7/20/04 sold
59,444 shares at a price per share of $19.0000. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.
The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

     Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the
Reporting Entities, is undervalued. The Reporting Entities intend to seek to meet with the Company's management and Board of Directors to discuss measures to maximize stockholder value, including, but not limited to, the following:

     (a)    Initiating the payment of an annual dividend. Given the Company's demonstrated ability to generate cash from operations, the Reporting
            Entities believe that the Company could easily enact an annual dividend without limiting the ability of the Company to finance its plans for retail expansion. Many other companies in the footwear industry pay an annual dividend, including Nike, Reebok, K-Swiss,
            Saucony, Wolverine, Stride Rite, Weyco, Brown Shoe and Kenneth Cole.
            At the current stock price of roughly $17.50 per share (as of the date of the filing of the original Statement), a dividend of 2.0%
            would translate into annual payments of approximately $4.7 million, less than 25% of the Company's net income in fiscal year 2003.

     (b)    Utilizing a portion of the Company's $67.3 million in cash and marketable securities (as reported in the Company's press release dated July 27, 2004) to finance the repurchase of Common Stock under the Company's existing stock repurchase program. While the Company announced in its July 22, 2004 press release that it had repurchased
            85,200 shares of Common Stock during the second quarter of 2004, this represented, to our knowledge, the only share repurchase between January 1, 2001 and June 30, 2004. The Reporting Entities
            believe that it would be a productive use of the Company's capital to repurchase the Company's Common Stock more aggressively at current trading levels.

     (c)    Moderating the issuance of stock options. As reported in the
            Company's Form 10-K for the year ended December 31, 2003, the
            Company had 2,274,475 options outstanding as of March 4, 2004, or approximately 17% of the 13,323,905 total shares outstanding as of
            March 9, 2004, as reported in the same Company filing. The Reporting
            Entities believe that this percentage is materially higher than that found at many other footwear companies and are concerned by the fact that the Company's diluted weighted average common shares
            outstanding has increased approximately 9% from fiscal year 2001 to fiscal year 2003.

     (d)    Taking action to improve the merchandising strategy of the Company, particularly with regard to weakness at Madden Women's, l.e.i.,
            Madden Men's and Stevies.

     (e)    Addressing escalating operating expenses, which have increased as a percentage of sales (relative to the quarter for the prior year) in each of the last three quarters.

     (f)    Concurrent with the above measures, exploring strategic discussions with potential acquirers in order to determine whether the acquisition value of the Company materially exceeds the current trading value.

     The Reporting Entities consider their equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company's Board of Directors in the future.

     Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The
Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

     Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule
13D. The Reporting Entities intend to review their investment in the Issuer on a continuing basis and attempt to engage in discussions with management and the
Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the willingness of management and the Board of Directors of the Issuer to meet with the Reporting Entities, the Issuer's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting
Entities may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of its shares of Common

Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

     On November 5, 2004, James A. Mitarotonda, Chairman and Chief Executive
Officer of Barington Capital LP, sent the letter attached hereto as Exhibit 99.2 to Jamieson A. Karson, the Vice Chairman and Chief Executive Officer of the
Company.

     On November 16, 2004, James A. Mitarotonda, Chairman and Chief Executive
Officer of Barington Capital LP, sent the letter attached hereto as Exhibit 99.3 to Jamieson A. Karson, the Vice Chairman and Chief Executive Officer of the
Company. The letter was sent in response to Mr. Karson's letter dated November
9, 2004 in which he declined the request of Mr. Mitarotonda to meet with him and the Company's Chief Operating Officer and Chief Financial Officer.

     On December 13, 2004, James A. Mitarotonda, Chairman and Chief Executive
Officer of Barington Capital LP, sent the letter attached hereto as Exhibit 99.4 to each of the outside members of the Board of Directors of the Company. The letter was sent in response to Mr. Karson's continued refusal to meet with Mr.
Mitarotonda.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Barington LP beneficially owns an aggregate of
288,937 shares of Common Stock, representing approximately 2.21% of the shares of Common Stock presently outstanding based upon based upon the 13,053,505 shares of Common Stock reported by the Company to be issued and outstanding as of November 3, 2004 in its Form 10-Q filed with the Securities and Exchange
Commission on November 9, 2004 (the "Issued and Outstanding Shares").

     As the general partner of Barington LP, Barington Investors LLC may be deemed to beneficially own the 288,937 shares of Common Stock owned by Barington
LP. As the managing member of Barington Investors LLC, which in turn is the general partner of Barington LP, Mr. Mitarotonda may be deemed to beneficially own the 288,937 shares of Common Stock owned by Barington LP, constituting approximately 2.21% of the Issued and Outstanding Shares.

     As of the date hereof, Barington Offshore beneficially owns 48,535 shares of Common Stock, constituting approximately 0.37% of the Issued and Outstanding
Shares. As the investment advisor to Barington Offshore, Barington Advisors LLC may be deemed to beneficially own the 48,535 shares of Common Stock owned by
Barington Offshore, constituting approximately 0.37% of the Issued and
Outstanding Shares. As the managing member of Barington Advisors LLC, Barington
Capital LP may be deemed to beneficially own the 48,535 shares of Common Stock owned by Barington Offshore. As the majority member of Barington Investors LLC,
Barington Capital LP may also be deemed to beneficially own the 288,937 shares of Common Stock owned by Barington LP, representing an aggregate of 337,472 shares, constituting approximately 2.58% of the Issued and Outstanding Shares.
As the general partner of Barington Capital LP, LNA may be deemed to beneficially own the 288,937 shares owned by Barington LP and the 48,535 shares owned by Barington Offshore, representing an aggregate of 337,472 shares, constituting approximately 2.58% of the Issued and Outstanding Shares. As the
sole stockholder and director of LNA, Mr. Mitarotonda may be deemed to beneficially own the 288,937 shares owned by Barington LP and the 48,535 shares owned by Barington Offshore, representing an aggregate of 337,472 shares,

constituting approximately 2.58% of the Issued and Outstanding Shares. Mr.
Mitarotonda has sole voting and dispositive power with respect to the 288,937 shares owned by Barington LP and the 48,535 shares owned by Barington Offshore by virtue of his authority to vote and dispose of such shares.

     As of the date hereof, each of Parche and Starboard beneficially own
105,496 and 553,852 shares of Common Stock, respectively, constituting approximately 0.81% and 4.24%, respectively, of the Issue and Outstanding
Shares. As the managing member of each of Parche and Starboard, Admiral may be deemed to beneficially own the 105,496 shares and the 553,852 shares, respectively, of Common Stock owned by Parche and Starboard, representing an aggregate of 659,348 shares, constituting approximately 5.05% of the Issued and
Outstanding Shares. As the sole member of Admiral, RCG may be deemed to beneficially own the 105,496 shares and the 553,852 shares, respectively, of
Common Stock owned by Parche and Starboard, representing an aggregate of 659,348 constituting approximately 5.05% of the Issued and Outstanding Shares. As the
managing member of RCG, C4S may be deemed to beneficially own the 105,496 shares and the 553,852 shares, respectfully, of Common Stock owned by Parche and
Starboard, representing an aggregate of 659,348 shares, constituting approximately 5.05% of the Issued and Outstanding Shares. As the managing members of C4S, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and
Thomas W. Strauss may be deemed to beneficially own the 105,496 shares and the
553,852 shares, respectfully, of Common Stock owned by Parche and Starboard, representing an aggregate of 659,348 shares, constituting approximately 5.05% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and
Strauss share voting and dispositive power with respect to the 105,496 shares and 553,852 shares, respectfully, owned by Parche and Starboard by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark,
Soloman & Strauss disclaim beneficial ownership of such shares.

     As of the date hereof, RJG LP beneficially owns 8,600 shares of Common
Stock, constituting approximately 0.066% of the Issued and Outstanding Shares.
As the general partner of RJG LP, RJG LLC may be deemed to beneficially own the
8,600 shares owned by RJG LP, constituting approximately 0.066% of the Issued and Outstanding Shares. As the managing member of RJG LLC, which in turn is the general partner of RJG LP, Mr. Gross may be deemed to beneficially own the 8,600 shares owned by RJG LP, constituting approximately 0.066% of the Issued and
Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 8,600 shares owned by RJG LP by virtue of his authority to vote and dispose of such shares.

     (b) Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a), with the exception of Messrs. Cohen, Stark, Solomon and Strauss, who have shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Soloman &
Strauss disclaim beneficial ownership of such shares. With the exception of
Messrs. Cohen, Stark, Solomon and Strauss, each of the other Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

     (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof, except to the extent previously disclosed.

     (d) Not applicable.

     (e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

     Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. 1       Exhibit Description

99.1        Agreement of Joint Filing among Barington Companies Equity Partners,
            L.P., Barington Companies Investors, LLC, James Mitarotonda,
            Barington Companies Offshore Fund, Ltd., Barington Companies
            Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp.,
            Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S &
            Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon,
            Thomas W. Strauss, Starboard Value & Opportunity Fund, LLC, RJG
            Capital Partners, LP, RJG Capital Management, LLC and Ronald Gross
            dated December 13, 2004.1

99.2        Letter from James A. Mitarotonda of Barington Capital Group, L.P. to
            Jamieson A. Karson, Vice Chairman and Chief Executive Officer of
            Steven Madden, Ltd., dated November 5, 2004. (Filed as an exhibit to
            Amendment No. 1 to the Statement)

99.3        Letter from James A. Mitarotonda of Barington Capital Group, L.P. to
            Jamieson A. Karson, Vice Chairman and Chief Executive Officer of
            Steven Madden, Ltd., dated November 16, 2004. (Filed as an exhibit to Amendment No. 2 to the Statement)

--------
1 The Agreement of Joint Filing that was previously filed has been superseded and replaced by the attached Agreement of Joint Filing, which is in full force and effect.

99.4        Letter from James A. Mitarotonda of Barington Capital Group, L.P. to
            each of the outside members of the Board of Directors of Steven
            Madden, Ltd., dated December 13, 2004.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this
Statement is true, complete and correct.

Dated:  December 13, 2004

                                  BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                  By:   Barington Companies Investors, LLC,
                                        its general partner

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BARINGTON COMPANIES INVESTORS, LLC

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  /s/ James A. Mitarotonda
                                  ----------------------------------------
                                  James A. Mitarotonda

                                  BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:   James A. Mitarotonda
                                  Title:  President

                                  BARINGTON COMPANIES ADVISORS, LLC
                                  By:  Barington Capital Group, L.P., its
                                       managing member
                                  By:  LNA Capital Corp., its general
                                       partner

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President and Chief Executive Officer

                                  BARINGTON CAPITAL GROUP, L.P.
                                  By:   LNA Capital Corp., its general
                                        partner

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President and Chief Executive Officer

                                  LNA CAPITAL CORP.

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:   James A. Mitarotonda
                                  Title:  President and Chief Executive Officer

                                  PARCHE, LLC
                                  By:     Admiral Advisors, LLC, its managing
                                          member

                                  By:    /s/ Jeffrey M. Solomon
                                     ------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Authorized Signatory

                                  STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                  By:  Admiral Advisors, LLC, its managing
                                       member

                                  By:    /s/ Jeffrey M. Solomon
                                     ------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Authorized Signatory

                                  ADMIRAL ADVISORS, LLC
                                  By:  Ramius Capital Group, LLC, its
                                       sole member

                                  By:    /s/ Jeffrey M. Solomon
                                     ------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  RAMIUS CAPITAL GROUP, LLC
                                  By:  C4S & Co., its managing member

                                  By:     /s/ Jeffrey M. Solomon
                                     ------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Managing Member

                                  C4S & CO., LLC

                                  By:     /s/ Jeffrey M. Solomon
                                     ------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Managing Member

                                  /s/ Peter A. Cohen
                                  --------------------------------
                                  Peter A. Cohen

                                  /s/ Morgan B. Stark
                                  --------------------------------
                                  Morgan B. Stark

                                  /s/ Jeffrey M. Solomon
                                  --------------------------------
                                  Jeffrey M. Solomon

                                  /s/ Thomas W. Strauss
                                  --------------------------------
                                  Thomas W. Strauss

                                  RJG CAPITAL PARTNERS, LP

                                  By:  RJG Capital Management, LLC, its general
                                       partner

                                  By:     /s/ Ronald J. Gross
                                     -------------------------------
                                  Name:   Ronald J. Gross
                                  Title:  Managing Member

                                  RJG CAPITAL MANAGEMENT, LLC

                                  By:     /s/ Ronald J. Gross
                                     -------------------------------
                                  Name:   Ronald J. Gross
                                  Title:  Managing Member

                                  By:     /s/ Ronald J. Gross
                                     -------------------------------
                                  Ronald J. Gross

                                      SCHEDULE I

        DIRECTORS AND OFFICERS OF BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

NAME AND POSITION          PRINCIPAL OCCUPATION          PRINCIPAL BUSINESS ADDRESS

James A. Mitarotonda       Chairman of Barington         888 Seventh Avenue
Director and President     Capital Group, L.P.           17th Floor
                                                         New York, NY 10019

Sebastian E. Cassetta      Executive Vice President      888 Seventh Avenue
Director                   and  Chief Operating          17th Floor
                           Officer of Barington          New York, NY 10019
                           Capital Group, L.P.

Edith Conyers              General Manager of Forum      Washington Mall 1, 3rd Flr.
Director                   Fund Services, Ltd.           22 Church Street
                                                         Hamilton, HM11, Bermuda

Graham Cook                Fund Administration           Bison Court
Director                                                 P.O. Box 3460
                                                         Road Town, Tortola
                                                         British Virgin Islands

Forum Fund Services, Ltd.  Fund Administration           Washington Mall 1, 3rd Flr.
Secretary                                                22 Church Street
                                                         Hamilton, HM11, Bermuda

Melvyn Brunt               Chief Financial Officer       888 Seventh Avenue
Treasurer                  of Barington Capital          17th Floor
                           Group, L.P.                   New York, NY 10019

                                 OFFICERS OF LNA CAPITAL CORP.

NAME AND POSITION          PRINCIPAL OCCUPATION          PRINCIPAL BUSINESS ADDRESS

James A. Mitarotonda       Chairman of Barington         888 Seventh Avenue
President and Chief        Capital Group, L.P.           17th Floor
Executive Officer                                        New York, NY 10019

Sebastian E. Cassetta      Executive Vice President      888 Seventh Avenue
Secretary                  and Chief Operating Officer   17th Floor
                           of Barington Capital          New York, NY 10019
                           Group, L.P.

Melvyn Brunt               Chief Financial Officer of    888 Seventh Avenue
Treasurer                  Barington Capital             17th Floor
                           Group, L.P.                   New York, NY 10019

                                                                                                                                                EXHIBIT 99.1
                                                                    EXHIBIT 99.1

                            Agreement of Joint Filing

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of
1934, as amended, the undersigned persons hereby agree to file with the
Securities and Exchange Commission the Statement on Schedule 13D (the
"Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

     This Agreement of Joint Filing supersedes and replaces the Agreement of
Joint Filing dated July 30, 2004.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  December 13, 2004

                                  BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                  By: Barington Companies Investors, LLC,
                                      its general partner

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:   James A. Mitarotonda
                                  Title:  Managing Member

                                  BARINGTON COMPANIES INVESTORS, LLC

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:   James A. Mitarotonda
                                  Title:  Managing Member

                                  /s/ James A. Mitarotonda
                                  ----------------------------------------
                                  James A. Mitarotonda

                                  BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:   James A. Mitarotonda
                                  Title:  President

                                  BARINGTON COMPANIES ADVISORS, LLC
                                  By:  Barington Capital Group, L.P., its
                                       Managing Member
                                  By:  LNA Capital Corp., its general
                                       partner

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:   James A. Mitarotonda
                                  Title:  President and Chief Executive Officer

                                  BARINGTON CAPITAL GROUP, L.P.
                                  By:  LNA Capital Corp., its general
                                       partner

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President and Chief Executive Officer

                                  LNA CAPITAL CORP.

                                  By:    /s/ James A. Mitarotonda
                                     ------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President and Chief Executive Officer

                                  PARCHE, LLC
                                  By: Admiral Advisors, LLC, its managing
                                      member

                                  By:    /s/ Jeffrey M. Solomon
                                     -------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                  By: Admiral Advisors, LLC, its managing
                                      member

                                  By:    /s/ Jeffrey M. Solomon
                                     -------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  ADMIRAL ADVISORS, LLC
                                  By:  Ramius Capital Group, LLC, its
                                       sole member

                                  By:    /s/ Jeffrey M. Solomon
                                     -------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Authorized Signatory

                                  RAMIUS CAPITAL GROUP, LLC
                                  By:  C4S & Co., its managing member

                                  By:    /s/ Jeffrey M. Solomon
                                     -------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Managing Member

                                  C4S & CO., LLC

                                  By:    /s/ Jeffrey M. Solomon
                                     -------------------------------------
                                  Name:   Jeffrey M. Solomon
                                  Title:  Managing Member

                                  /s/ Peter A. Cohen
                                  --------------------------------
                                  Peter A. Cohen

                                  /s/ Morgan B. Stark
                                  --------------------------------
                                  Morgan B. Stark

                                  /s/ Jeffrey M. Solomon
                                  ---------------------------------
                                  Jeffrey M. Solomon

                                  /s/ Thomas W. Strauss
                                  --------------------------------
                                  Thomas W. Strauss

                                  RJG CAPITAL PARTNERS, LP

                                  By: RJG Capital Management, LLC, its general
                                      partner

                                  By:     /s/ Ronald J. Gross
                                     -------------------------------
                                  Name:   Ronald J. Gross
                                  Title:  Managing Member

                                  RJG CAPITAL MANAGEMENT, LLC

                                  By:     /s/ Ronald J. Gross
                                     -------------------------------
                                  Name:   Ronald J. Gross
                                  Title:  Managing Member

                                  /s/ Ronald J. Gross
                                  -----------------------------------
                                  Ronald J. Gross

                                                                    EXHIBIT 99.4

                          BARINGTON CAPITAL GROUP, L.P.
                         888 SEVENTH AVENUE, 17TH FLOOR
                            NEW YORK, NEW YORK 10019

                                                December 13, 2004

To the Outside Directors of
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

Gentlemen:

            As you are aware,  Barington Capital Group, L.P.  represents a group of investors that owns an aggregate of 1,005,420  shares,  or approximately  7.7 percent of the  outstanding  common stock of Steven  Madden,  Ltd. As one of the largest stockholders of the Company, we have been concerned with the performance of the Company under the stewardship of Jamieson Karson,  its Chairman and Chief
Executive Officer.

            We have therefore made numerous requests to meet with Mr. Karson and his  management  team in order to  understand  their  vision for the Company and plans to  improve  its  performance.  We also  wanted to  discuss  with them our perspective  on the Company and present  constructive  measures  that we believe will enhance the  profitability  and share price  performance of the Company for the benefit of all of its stockholders.  Unfortunately, each of our requests has been refused by Mr.  Karson,  who has sought to avoid meeting with us by raising excuses that we view to be nothing more than diversions and smokescreens.

            We are disappointed  that the Company has chosen to attack us rather than  being  receptive  to our offer of  assistance.  The  stockholders  own the
Company,  not Mr. Karson. We believe that as the Company's most senior employee, he has a duty to listen to the concerns of stockholders. Accordingly, we have no choice but to express our concerns directly to you, the outside directors of the
Company.

            We have  conducted a substantial  amount of research and analysis to identify  opportunities  for the Company in the fashion  marketplace  as well as ways to improve  management  and  operations.  Our  conclusion is that while the
Steve  Madden  brand  remains  strong and the Company has the  potential to once again become a growing and highly profitable  enterprise,  a number of misguided actions taken by the Company's Board and its inexperienced  chief executive have significantly  weakened  the Company  over the past few years.  As a result,  we believe that it is imperative that the Company promptly address the operational, financial and corporate governance issues outlined below.

THE COMPANY NEEDS A CEO WITH MORE EXTENSIVE INDUSTRY AND MANAGEMENT EXPERIENCE.

            Prior to becoming the  Company's  CEO on July 1, 2001,  Jamie Karson practiced  law for  more  than 17  years.  While  Mr.  Karson  may be a  trusted childhood  friend  of Mr.  Steve  Madden,  he lacks  public  company  management experience  as  well  as  any  meaningful  design,  sales,  marketing  or  brand development experience in the fashion, footwear or retail industries.

            We seriously  question Mr.  Karson's  ability to lead the Company in its highly competitive industry against larger and more established competitors.
It is our belief  that the  Company's  disappointing  operating  performance  is related, in part, to Mr. Karson's lack of industry and management experience. We therefore  recommend  that the Board  immediately  commence  a search for a more seasoned  CEO  to  lead  the  Company  with  relevant  industry  and  management experience.

THE COMPANY SHOULD IMMEDIATELY AND AGGRESSIVELY REDUCE OPERATING EXPENSES.

            The  Company's  operating  income  margin  (excluding  extraordinary items) has declined in two of the last three fiscal  years.  It also declined in the nine months  ended  September  30, 2004,  decreasing a staggering  400 basis points  relative to the same period in the prior year.  Operating  expenses as a percentage  of net  sales  have  now  increased  for four  consecutive  quarters
(relative  to the quarter for the prior year).  We see multiple  areas where the
Company can reduce operating expenses, including the following:

     o      COMPENSATION.  We believe that the Company's  employee  compensation costs are too high,  particularly after factoring in bonuses, option
            awards,   restricted  stock  awards,   expense  accounts  and  other
            compensation.  We  encourage a review of all  employees  whose total compensation  exceeds $150,000 to determine whether each highly paid employee's experience and contribution warrants such compensation.

    o       HEADCOUNT.  We believe  that the  Company  has  various  duplicative and/or excessive  positions.  For example,  it is our  understanding that at least one of the  smaller  brands of the Company has its own
            Chairman  in  addition  to its own  President.  We believe  that the potential savings from reducing the Company's compensation structure and head count range from $1.5 to $5.0 million per annum.

THE COMPANY SHOULD IMPLEMENT A MORE COMPREHENSIVE "PAY FOR PERFORMANCE"
COMPENSATION STRUCTURE.

            We  believe  that the  Company  needs  to  modify  its  compensation arrangements in order to implement a more  comprehensive  "pay for  performance"
compensation  structure. On that note, we are distressed to observe that in 2003 the Company permitted Mr. Karson to be paid $250,000 in cash in lieu of granting him options to purchase  100,000  shares of common  stock as  prescribed  by the terms of his employment  agreement.  (The  Company's  public filings also reveal that Mr. Karson has never  purchased  shares in the Company with his own money.)
What kind of message  does this send to  employees  and  stockholders  about Mr.

Karson's beliefs in the prospects of the Company?  It is no wonder that at least two other members of the Company's senior  management team also opted to receive cash in lieu of stock options in 2003.

THE COMPANY SHOULD CRITICALLY ASSESS ITS STABLE OF BRANDS AND FOCUS ON ITS CORE
STRENGTHS.

            We believe  that with  seven  brands and  multiple  retail  concepts
(Steve Madden retail stores, the internet store and Shoe Biz), management should avoid the additional distraction of new ventures that it appears ill-prepared to undertake.  Management should also discontinue or license out certain businesses in order to ensure that its time is spent working on the  Company's  main brands and most  profitable  business lines. We believe that the following areas should be addressed immediately:

     o      LICENSING.  We  believe  that the  Company  should  expand the Steve
            Madden brand by finding  experienced,  external  licensing  partners rather than exploring  in-house  efforts.  The opportunity  that the
            Company has missed by failing to fully  exploit its brand is clearly highlighted by the success of Kenneth Cole Productions,  Inc., which
            has  significantly   expanded  its  licensing  revenue  largely  via
            external  licensing  partners.  In 1996,  Kenneth Cole had licensing revenue  of  $3.6  million,  roughly  comparable  to  the  Company's licensing revenue of $2.8 million in 2003. Four years later, Kenneth
            Cole's licensing revenue had grown to $21.6 million,  an increase of roughly 500 percent.

     o      ACQUISITIONS.  We  believe  that the  Company  should not pursue any acquisitions  unless  and  until  the  Company's  core  brands  have returned to historical levels of growth and profitability.

     o      CHILDREN'S FOOTWEAR.  We believe that the Company should license out the Stevies name,  thereby  limiting the  Company's  exposure to the extremely competitive children's footwear business.

     o      UNIONBAY.  We  believe  that the  Company  should  acknowledge  that
            Unionbay is a failed venture and end its license agreement.

     o      SHOE BIZ.  We believe  that the Company  should  assess the Shoe Biz business  in  order  to  determine  if it is both a  profitable  and efficient use of management's time and the Company's capital.

THE COMPANY SHOULD STRENGTHEN ITS SYSTEMS AND LOGISTICS INFRASTRUCTURE.

            We believe that the Company's  systems are  insufficient  and should more  completely  inter-link  Steve Madden  wholesale  operations,  Steve Madden retail and internet  operations and financial/back  office  operations.  We also believe that the Company needs a comprehensive and rational logistics policy. In our opinion,  improving systems and logistics would reduce expenses (e.g., lower manpower,  freight  and  third-party  logistics  costs) and allow the Company to
better  manage  its  inventory.   Improved  inventory  control  is  particularly
important  given  the  inventory  problems  experienced  in  the  quarter  ended
September 30, 2004, when inventory increased to $30.4 million from roughly $23.0 million for the quarter ended September 30, 2003.

THE COMPANY SHOULD PROMPTLY IMPROVE ITS CORPORATE GOVERNANCE.

            In this age of corporate governance awareness and reform, we are shocked that the Board has permitted obvious, longstanding conflicts of interest and related party transactions to exist at the Board level. As there appears to be a need for considerable improvement in the Company's corporate governance record, we encourage the Board to promptly take the following actions:

     o      Take all necessary steps to immediately  terminate the related party transactions between the Company and its directors. Of the Company's seven directors, one is the CEO, one is the brother of the Company's founder who receives through his  wholly-owned  company monthly fees of  $16,000  from the  Company,  and two  others  are party  (either directly or  indirectly)  to  substantial  six figure  related-party arrangements with the Company. As a result, it appears  questionable whether a majority  of the  Company's  current  directors  are truly independent.

     o      Separate the  positions of Chairman and CEO, as these  positions are two distinct jobs with different responsibilities. As the lack of an independent  Chairman  can  hinder  the  ability  of  the  Board  to adequately  oversee and evaluate the  performance of the Company and its senior officers  (including the CEO), we also strongly recommend that the Board designate an independent Chairman.

     o      Scale back the excessive  "golden  parachute"  awards contained in a number of the  employment  agreements  for the  Company's  executive officers.  For example,  Mr.  Karson's  employment  agreement  would provide him with a payout equal to three times his annual salary and bonus in the event of a change of control of the Company.

     o      Redeem the Company's  "poison pill," which was  implemented  without stockholder approval.

THE COMPANY SHOULD USE ITS EXCESS CASH TO AGGRESSIVELY BUY-BACK STOCK AT CURRENT
LEVELS.

            In  spite  of  the  Company's   roughly  $68.5  million  cash,  cash
equivalents  and  marketable  securities  position as of September 30, 2004, the
Company does not pay a dividend and has  repurchased  only $5.2 million worth of stock  between  January  1, 2004 and  September  30,  2004.  Over that same time period,  the Company's share price declined roughly 15 percent.  We believe that the lack of aggressive stock repurchases  during the last three fiscal years has been a mistake  and that it is  imperative  that the  Company  commence  a $30.0 million stock repurchase program at the present time.

            We further  recommend  that the  Company  institute  an annual  cash dividend of $0.35 per share.

THE COMPANY SHOULD MODERATE THE ISSUANCE OF STOCK OPTIONS.

            As reported in the Company's  Form 10-K for the year ended  December
31, 2003, the Company had 2,274,475 options outstanding,  which is equivalent to approximately 17 percent of the Company's  shares  outstanding as of November 3,
2004. This percentage is significantly higher than its peers. While we encourage measured issuances of options on a "pay for performance" basis, it appears to us that the compensation and options packages at Steven Madden,  Ltd. are excessive and have failed to drive performance.

            We are hopeful that the Board will consider our  recommendations  in good faith and work together with us for the good of all stockholders.  To date, we have only  received  vitriolic  letters  from Mr.  Karson  and the  Company's high-priced  attorneys,  paid for out of the  stockholders'  money,  seeking  to either intimidate us or divert the attention from the real issue - the Company's performance.  In an attempt to eliminate this waste of resources by the Company, we would like to take this  opportunity  to address some of the issues that have been raised by Mr. Karson and the Company's counsel:

     o      No allegations of insider trading were ever made against us, despite what has been suggested by your counsel.  While a former director of two  companies  in  which  we  invested  did  call  for our  trading activities to be reviewed, after a full investigation by independent legal  counsel  retained  by  a  special  committee  of  independent directors,  it was determined  that there was no evidence to suggest that insider trading occurred.  Furthermore, the director who called for the review publicly withdrew all of his prior  communications in a filing with the Securities and Exchange Commission and stated that he  believed  that no  further  action  needed to be taken by either company with respect to the matter.

     o      Our shares in Steven Madden, Ltd. are not for sale to the Company in a private sale. We believe that the Company's  stock is  undervalued and we wish to benefit  along with ALL other  stockholders  from any appreciation.

     o      Although we are confident  that our Schedule 13D fully complies with federal  securities  laws, we have  supplemented our Schedule 13D to provide additional information that we believe is not required to be disclosed  under the  rules in the hope that it will  avoid any more
            time  or  resources  being  expended  on  your  counsel's   specious
            concerns.

            We believe in the potential of Steven Madden, Ltd. and its portfolio of strong brands.  However,  it appears that the Company  suffers from being run with a lack of disciplined operational and financial management.  It is our hope that as the outside members of the Board of Directors of Steven Madden, Ltd. you will promptly address our concerns and deliver results, not words.

            As a large  stockholder in Steven Madden,  Ltd., we are committed to improving  shareholder  value for the benefit of all stockholders of the Company and are available to meet with you to discuss these matters in greater detail.

            We look forward to hearing from you.

                                             Sincerely yours,

                                             /s/ James A. Mitarotonda
                                             ------------------------
                                             James A. Mitarotonda

                                    * * * * *

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Barington   Capital  Group,   L.P.   ("Barington"),   together  with  the  other
participants named herein, may make a preliminary filing with the SEC of a proxy statement and an  accompanying  WHITE proxy card to be used to solicit votes for the election of their  nominees at the 2005 annual  meeting of  stockholders  of
Steven Madden, Ltd., a Delaware  corporation (the "Company"),  which has not yet been scheduled.

IN THE EVENT THAT A  DETERMINATION  IS MADE TO FILE A PROXY  STATEMENT  WITH THE
SEC,  BARINGTON  STRONGLY  ADVISES ALL  STOCKHOLDERS  OF THE COMPANY TO READ THE
PROXY  STATEMENT  WHEN  IT  IS  AVAILABLE  BECAUSE  IT  WILL  CONTAIN  IMPORTANT
INFORMATION.  SUCH PROXY STATEMENT,  IF FILED, WILL BE AVAILABLE AT NO CHARGE ON
THE SEC'S WEB SITE AT  HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN ANY
SOLICITATION  WILL  PROVIDE  COPIES OF THE PROXY  STATEMENT,  IF FILED,  WITHOUT
CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS'
PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: 800-322-2885
OR proxy@mackenziepartners.com.

The  participants  in such potential  proxy  solicitation  are anticipated to be
Barington,  Barington  Companies  Investors,  LLC, James Mitarotonda,  Barington
Companies  Offshore  Fund,  Ltd.  (BVI),  Barington  Companies  Advisors,   LLC,
Barington  Companies  Equity  Partners,  L.P., LNA Capital Corp.,  Parche,  LLC,
Starboard Value & Opportunity Fund, LLC, Admiral  Advisors,  LLC, Ramius Capital
Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon,
Thomas W. Strauss,  RJG Capital Partners,  LP, RJG Capital  Management,  LLC and
Ronald Gross (together, the "Participants").

Information regarding the Participants and their direct or indirect interests is available in their  Amendment No. 3 to Schedule 13D,  jointly filed with the SEC on December 13, 2004.

                                      # # #